Exhibit 99.1

Qunar Reports Fourth Quarter and Fiscal Year 2015 Financial Results

Year-on-year revenue growth exceeds 100% for the seventh consecutive quarter

BEIJING, March 16, 2016 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Highlights for the Fourth Quarter and Fiscal Year 2015

Fourth Quarter 2015

•                  Total revenues for the fourth quarter of 2015 were RMB1,294.0 million (US$199.8 million), an increase of 149.0% year-on-year.

•                  Gross profit for the fourth quarter of 2015 were RMB786.6 million (US$121.4 million), an increase of 105.9% year-on-year.

•                  Mobile revenues for the fourth quarter of 2015 were RMB973.9 million (US$150.3 million), an increase of 278.3% year-on-year, representing 75.3% of total revenues, compared to 49.5% in the corresponding period of 2014.

Fiscal Year 2015

•                  Total revenues for fiscal year 2015 were RMB4,171.2 million (US$643.9 million), an increase of 137.4% year-on-year.

•                  Gross profit for fiscal year 2015 were RMB2,738.0 million (US$422.7 million), an increase of 110.3% year-on-year.

•                  Mobile revenues for fiscal year 2015 were RMB2,948.0 million (US$455.1 million), an increase of 316.1% year-on-year, representing 70.7% of total revenues, compared to 40.3% in 2014.

“We are proud of what we have achieved in 2015 as total revenues grew 137.4% year-on-year with significant progress across our business lines,” said Zhenyu Chen, chief executive officer of Qunar. “We believe our team’s work in 2015 has laid a solid foundation for Qunar to achieve balanced and sustainable long term growth in 2016 and beyond.”

Fourth Quarter 2015 Financial Results

Total revenues for the fourth quarter of 2015 were RMB1,294.0 million (US$199.8 million), an increase of 149.0% year-on-year.

Mobile revenues for the fourth quarter of 2015 were RMB973.9 million (US$150.3 million), an increase of 278.3% year-on-year, representing 75.3% of total revenues.

Flight and flight related revenues for the fourth quarter of 2015 were RMB636.2 million (US$98.2 million), an increase of 84.7% year-on-year and 6.6% quarter-on-quarter. Year-on-year flight and flight related revenue growth was primarily due to an increase in revenue per ticket and an increase in Total Estimated Flight Ticket volume (TEFT).

Accommodation reservation revenues were RMB535.1 million (US$82.6 million), an increase of 423.6% year-on-year and remaining relatively stable quarter-on-quarter. Excluding revenues generated from the merchant model program, where revenues are booked on a gross basis, accommodation reservation revenues were RMB312.7 million (US$48.3 million), an increase of 206.0% year-on-year. Year-on-year accommodation reservation revenue growth was primarily due to the increase in Total Estimated Hotel Room-night volume (TEHR).

Gross profit for the fourth quarter of 2015 was RMB786.6 million (US$121.4 million), an increase of 105.9% year-on-year. Gross margin for the fourth quarter of 2015 was 60.8%, compared to 73.5% for the corresponding period of 2014 and 62.4% for the third quarter of 2015. The quarter-on-quarter and year-on-year decreases in gross margin were primarily due to the increase in certain accommodation reservation revenues booked on a gross basis. The year-on-year increase in gross profit during the quarter was primarily due to the significant increase in total revenues.

Product development expenses for the fourth quarter of 2015 were RMB1,531.8 million (US$236.5 million), an increase of 532.7% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and our previously announced employee share exchange program that became effective starting on December 14, 2015 (the “Employee Share Exchange Program”), and an increase over the same period last year in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses were RMB323.9 million (US$50.0 million), an increase of 43.6% year-on-year, and accounted for 25.0% of total revenues, compared to 43.4% for the corresponding period of 2014 and 26.9% for the third quarter of 2015.

Product sourcing expenses for the fourth quarter of 2015 were RMB339.4 million (US$52.4 million), an increase of 207.0% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and Employee Share Exchange Program and an increase over the same period last year in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses were RMB193.6 million (US$29.9 million), an increase of 77.9% year-on-year, and accounted for 15.0% of total revenues, compared to 20.9% for the corresponding period of 2014 and 13.9% for the third quarter of 2015.

Sales and marketing expenses for the fourth quarter of 2015 were RMB872.8 million (US$134.7 million), an increase of 213.0% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and Employee Share Exchange Program and stepped up discretionary expenditures to acquire new mobile users through offline channels, and to a lesser degree due to an increase in online marketing expenses as well as salary and welfare expenses as a result of increased headcount. The headcount expenses under sales and marketing were primarily expenses related to personnel with operational functions, including our customer service staff, photographers, editors, and staff responsible for data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB589.2 million (US$91.0 million), an increase of 114.5% year-on-year, and accounted for  45.5% of total revenues, compared to 52.9% for the corresponding period of 2014 and 57.1% for the third quarter of 2015.

General and administrative expenses for the fourth quarter of 2015 were RMB2,998.4 million (US$462.9 million), an increase of 2,814.1% year-on-year, primarily due to a significant increase in share-based compensation expenses and related professional service fees resulting from issuances under our new 2015 share incentive plan and Employee Share Exchange Program, and an increase in salary and welfare expenses associated with headcount increase. Excluding share-based compensation expenses, general and administrative expenses were RMB133.2 million (US$20.6 million), an increase of 121.5% year-on-year, and accounted for 10.3% of total revenues, compared to 11.6% for the corresponding period of 2014 and 5.8% for the third quarter of 2015.

Operating loss for the fourth quarter of 2015 was RMB4,955.8 million (US$765.0 million), compared to RMB666.6 million in the corresponding period of 2014 and RMB661.1 million in the third quarter of 2015.

Operating loss on a non-GAAP basis, which excludes share-based compensation expenses of RMB4,502.5 million (US$695.1 million), was RMB453.3 million (US$70.0 million) for the fourth quarter of 2015.

Operating margin (non-GAAP) for the fourth quarter of 2015 was negative 35.0%, compared to negative 55.2% in the corresponding period of 2014 and negative 41.3% in the third quarter of 2015. The year-on-year increase in operating loss was mainly attributable to an ROI-driven, aggressive marketing strategy, and continued investment in product development and product sourcing to accelerate rapid market share gains, especially with respect to the development of the Company’s hotel direct business. The quarter-on-quarter decrease in operating loss was primarily due to strong revenue and controlled operating expenditures.

Net loss attributable to Qunar’s shareholders for the fourth quarter of 2015 was RMB5,091.0 million (US$785.9 million), compared to RMB675.5 million in the corresponding period of 2014 and RMB734.8 million in the third quarter of 2015. The quarter—on-quarter increase in net loss was primarily due to share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and Employee Share Exchange Program.  Basic and diluted net loss per ADS for the fourth quarter of 2015 was RMB36.90 (US$5.70).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses of RMB4,502.5 million (US$695.1 million) and impairment loss of long-term investments of RMB39.4 million (US$6.1 million), was RMB550.9 million (US$85.0 million) for the fourth quarter of 2015, compared to adjusted net loss of RMB295.9 million in the corresponding period of 2014 and adjusted net loss of RMB624.2 million in the third quarter of 2015.

Adjusted EBITDA (non-GAAP), defined as net loss before income tax expense, depreciation and amortization, interest expense, further adjusted to exclude share-based compensation expenses of RMB4,502.5 million (US$695.1 million) and impairment loss of long-term investments of RMB39.4 million (US$6.1 million), was negative RMB443.5 million (US$68.5 million) for the fourth quarter of 2015, compared to negative RMB268.8 million in the corresponding period of 2014 and negative RMB537.3 million in the third quarter of 2015.

Fiscal Year 2015 Financial Results

Total revenues for fiscal year 2015 were RMB4,171.2 million (US$643.9 million), an increase of 137.4% year-on-year.

Mobile revenues for fiscal year 2015 were RMB2,948.0 million (US$455.1 million), an increase of 316.1% year-on-year, representing 70.7% of total revenues.

Flight and flight related revenues for fiscal year 2015 were RMB2,206.9 million (US$340.7 million), an increase of 88.4% year-on-year. Year-on-year flight and flight related revenue growth was primarily due to an increase in revenue per ticket and an increase in TEFT.

Accommodation reservation revenues for fiscal year 2015 were RMB1,472.9 million (US$227.4 million), an increase of 324.1% year-on-year. Excluding revenues generated from the merchant model program, where revenues are booked on a gross basis, accommodation reservation revenues were RMB956.9 million (US$147.7 million), an increase of 175.5% year-on-year. Year-on-year accommodation reservation revenue growth was primarily due to an increase in TEHR.

Gross profit for fiscal year 2015 was RMB2,738.0 million (US$422.7 million), an increase of 110.3% year-on-year. Gross margin for fiscal year 2015 was 65.6%, compared to 74.1% for 2014. The year-on-year decrease in gross margin was primarily due to the increase in certain accommodation reservation revenues booked on a gross basis. The year-on-year increase in gross profit was primarily due to the significant increase in total revenues.

Product development expenses for fiscal year 2015 were RMB2,578.5 million (US$398.1 million), an increase of 232.9% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and Employee Share Exchange Program and an increase in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses were RMB1,278.9 million (US$197.4 million), an increase of 79.0% year-on-year, and accounted for 30.7% of total revenues, compared to 40.7% for 2014.

Product sourcing expenses for fiscal year 2015 were RMB785.4 million (US$121.2 million), an increase of 147.8% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and Employee Share Exchange Program and an increase in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses were RMB633.5 million (US$97.8 million), an increase of 101.8% year-on-year, and accounted for 15.2% of total revenues, compared to 17.9% for 2014.

Sales and marketing expenses for fiscal year 2015 were RMB2,671.6 million (US$412.4 million), an increase of 199.9% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and Employee Share Exchange Program, stepped up discretionary expenditures to acquire new mobile users through offline channels, and to a lesser degree due to an increase in online marketing expenses as well as salary and welfare expenses as a result of increased headcount. The headcount expenses under sales and marketing were primarily expenses related to personnel with operational functions, including our customer service staff, photographers, editors, and staff responsible for data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB2,361.0 million (US$364.5 million), an increase of 168.8% year-on-year, and accounted for 56.6% of total revenues, compared to 50.0% for 2014.

General and administrative expenses for fiscal year 2015 were RMB3,388.5 million (US$523.1 million), an increase of 747.3% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and Employee Share Exchange Program and an increase in salary and welfare expenses associated with headcount increases. Excluding share-based compensation expenses, general and administrative expenses were RMB368.0 million (US$56.8 million), an increase of 76.1% year-on-year, and accounted for 8.8% of total revenues, compared to 11.9% for 2014.

Online marketing expenses for the Company’s Baidu Zhixin Cooperation for fiscal year 2015 were RMB37.2 million (US$5.7 million), a decrease of 94.7% year-on-year. The decrease was primarily due to the termination of Baidu Zhixin Cooperation in the second quarter of 2015.

Operating loss for fiscal year 2015 was RMB6,723.2 million (US$1,037.9 million), compared to RMB1,844.8 million for 2014.

Operating loss on a non-GAAP basis, which excludes share-based compensation expenses of RMB4,782.6 million (US$738.3 million) and online marketing expenses from the Zhixin Cooperation Agreement of RMB37.2 million (US$5.7 million), was RMB1,903.5 million (US$293.8 million) for fiscal year 2015.

Operating margin (non-GAAP) for fiscal year 2015 was negative 45.6%, compared to negative 46.1% for 2014. The year-on-year increase in operating loss was mainly attributable to an ROI-driven, aggressive marketing strategy, and continued investment in product development and product sourcing to accelerate rapid market share gains, especially with respect to the development of the Company’s hotel direct business.

Fair value change in warrant liability for fiscal year 2015 was RMB398.0 million (US$61.4 million).  Fair value change in warrant liability represents changes in the fair value of Baidu warrants vested on January 15, 2015. Such warrants were accounted for as a liability until Baidu exercised the warrants in June 2015. There was no such fair value change in the corresponding period of 2014.

Net loss attributable to Qunar’s shareholders for fiscal year 2015 was RMB7,342.7 million (US$1,133.5 million), compared to RMB1,846.9 million for 2014. Basic and diluted net loss per ADS for fiscal year 2015 was RMB57.42 (US$8.85).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses of RMB4,782.6 million (US$738.3 million), impairment loss of long-term investments of RMB39.4 million (US$6.1 million), online marketing expenses from the Zhixin Cooperation Agreement of RMB37.2 million (US$5.7 million) and fair value change in warrant liability of RMB398.0 million (US$61.4 million), was RMB2,092.2 million (US$323.0 million) for fiscal year 2015, compared to adjusted net loss of RMB812.8 million for 2014.

Adjusted EBITDA (non-GAAP), defined as net loss before income tax expense, depreciation and amortization, interest expense, further adjusted to exclude share-based compensation expenses of RMB4,782.6 million (US$738.3 million), impairment loss of long-term investments of RMB39.4 million (US$6.1 million), online marketing expenses from the Zhixin Cooperation Agreement of RMB37.2 million (US$5.7 million) and fair value change in warrant liability of RMB398.0 million (US$61.4 million), was negative RMB1,818.7 million (US$280.8 million) for fiscal year 2015, compared to negative RMB743.2 million for 2014.

As of December 31, 2015, Qunar had cash and cash equivalents, restricted cash, funds receivables and short-term investment of RMB6,929.8 million (US$1,069.8 million).

Recent Events

On January 4, 2016, Qunar announced changes to its management, which became effective as of January 4, 2016. Mr. Zhenyu Chen, Qunar’s Executive Vice President and Head of Mobile Business Group, was appointed as Qunar’s chief executive officer.  Mr. Qiang Zhang, Qunar’s Executive Vice President and Head of Destination Services Business Group, assumed the role of its chief operating officer.  Mr. Xiaolu Zhu, Qunar’s Senior Director of Strategy and Investor Relations, was appointed as Qunar’s chief financial officer.

In addition, Qunar also announced changes to its board of directors (the “Board”) which became effective as of January 4, 2016.  The new Board consists of five members, namely Mr. James Liang, Mr. Zhenyu Chen, and three independent directors, Mr. Jimmy Lai, Mr. Jianmin Zhu and Ms. Ying Shi.

As of February 29, 2016, Qunar had 7,345,925 Class A ordinary shares and 426,801,591 Class B ordinary shares outstanding.

Conference Call

Qunar’s management will hold an earnings conference call at 8:00 PM on March 16, 2016, U.S. Eastern Time (8:00 AM on March 17, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:       +65-6823-2299

U.S.:                       +1-631-514-2526

UK:                         +44-20-3078-7622

Hong Kong:          +852-5808-3202

Mainland China: 400-120-0539

Passcode for all regions: 2212593

A replay of the conference call may be accessed by phone at the following number until March 23, 2016:

International:       +61-2-9641-7900

Passcode:              2212593

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses adjusted net income (loss), adjusted EBITDA and adjusted operating income (loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based compensation expenses, depreciation and amortization, online marketing expenses from the Zhixin Cooperation Agreement, fair value change in warrant liability and impairment loss of the long-term investments. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on December 31, 2015, which was RMB6.4778 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-8967-6966

Email: ir@qunar.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2014	2015	2015
(In thousands except for number of shares and per share data)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	812,972	4,115,650	635,347
Restricted cash	236,929	1,747,603	269,783
Funds receivable	413,084	715,365	110,433
Short-term investments	—	351,189	54,214
Accounts receivable, net	165,404	278,382	42,975
Due from related parties	39,951	813,123	125,525
Prepayments and other current assets	259,734	1,320,492	203,849
Deferred tax assets, current	22,859	80,513	12,429
Total current assets	1,950,933	9,422,317	1,454,555

Non-current assets:
Property and equipment, net	149,307	232,085	35,828
Intangible assets,net	2,849	12,689	1,959
Goodwill	—	10,755	1,660
Long-term investments,net	103,175	712,967	110,063
Deferred tax assets, non-current		111	17
Other non-current assets	61,453	114,621	17,694
Total non-current assets	316,784	1,083,228	167,221

Total assets	2,267,717	10,505,545	1,621,776

LIABILITIES AND (DEFICIT) EQUITY

Current liabilities:
Short-term loans	—	643,500	99,339
Customer advances and deposits	258,992	280,962	43,373
Due to related parties	6,305	1,961,500	302,803
Accounts payable	19,813	31,720	4,898
Salaries and welfare payable	201,433	418,431	64,595
Income tax payable	22,821	79,736	12,309
Accrued expenses and other current liabilities	1,155,547	3,134,951	483,953
Warrant liability	701,776	—	—
Total current liabilities	2,366,687	6,550,800	1,011,270

Non-current liabilities:
Deferred tax liability, non-current	—	1,318	203
Long-term Debt	—	2,658,357	410,380
Non-current liabilities	71,616	91,702	14,156
Total non-current liabilities	71,616	2,751,377	424,739

Total liabilities	2,438,303	9,302,177	1,436,009

(Deficit) equity:
Class A ordinary shares	1,426	87	13
Class B ordinary shares	831	2,638	407
Additional paid-in capital	2,069,313	10,647,579	1,643,703
Accumulated other comprehensive income	4,163	136,810	21,120
Statutory reserves	—	3,011	465
Accumulated deficit	(2,246,319)	(9,592,039)	(1,480,756)
Total Qunar Cayman Islands Limited’s shareholders’ (deficit) equity	(170,586)	1,198,086	184,952

Noncontrolling Interests	—	5,282	815

Total (deficit) equity	(170,586)	1,203,368	185,767

Total liabilities and (deficit) equity	2,267,717	10,505,545	1,621,776

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
(In thousands except for number of shares and per share(ADS) data)	RMB	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Revenues(*)
Flight and flight related	344,427	596,555	636,153	98,205	1,171,229	2,206,948	340,694
Accommodation reservation	102,198	550,673	535,099	82,605	347,281	1,472,925	227,380
Display advertising services	26,742	39,740	31,139	4,807	87,894	117,945	18,208
Other services	46,391	138,169	91,646	14,148	150,351	373,394	57,642
Total revenues	519,758	1,325,137	1,294,037	199,765	1,756,755	4,171,212	643,924
Cost of Revenues	(137,679)	(498,357)	(507,424)	(78,333)	(454,902)	(1,433,237)	(221,253)
Gross profit	382,079	826,780	786,613	121,432	1,301,853	2,737,975	422,671
Operating expenses:
Product developments (Note 1)	(242,101)	(408,848)	(1,531,773)	(236,465)	(774,511)	(2,578,528)	(398,056)
Product sourcing (Note 1)	(110,557)	(187,084)	(339,422)	(52,398)	(316,903)	(785,385)	(121,243)
Sales and marketing (Note 1)	(278,850)	(768,304)	(872,803)	(134,738)	(890,861)	(2,671,637)	(412,430)
General and administrative (Note 1)	(102,893)	(123,595)	(2,998,420)	(462,876)	(399,914)	(3,388,467)	(523,089)
Online marketing expense for Baidu Zhixin Cooperation	(249,820)	—	—	—	(699,983)	(37,178)	(5,739)
Contract termination loss provision	(64,485)	—	—		(64,485)	—
Operating loss	(666,627)	(661,051)	(4,955,805)	(765,045)	(1,844,804)	(6,723,220)	(1,037,886)
Interest income(expenses), net	4,677	(42,882)	(55,924)	(8,633)	31,329	(110,233)	(17,017)
Foreign exchange loss, net	(7,452)	(29,656)	(32,203)	(4,971)	(20,739)	(64,106)	(9,896)
Other income(loss), net	1,720	1,584	(33,583)	(5,184)	4,873	(25,161)	(3,884)
Fair value change in warrant liability	—	—	—	—	—	(397,987)	(61,439)
Loss before income taxes	(667,682)	(732,005)	(5,077,515)	(783,833)	(1,829,341)	(7,320,707)	(1,130,122)
Income tax expense	(7,780)	(4,165)	(11,547)	(1,783)	(17,560)	(22,784)	(3,517)
Equity in loss of affiliated companies,net of tax	—	(1,428)	(3,719)	(574)	—	(5,840)	(902)
Net loss	(675,462)	(737,598)	(5,092,781)	(786,190)	(1,846,901)	(7,349,331)	(1,134,541)

Net loss attributable to noncontrolling interests	—	2,777	1,813	280	—	6,622	1,022

Net loss attributable to Qunar Cayman Islands Limited	(675,462)	(734,821)	(5,090,968)	(785,910)	(1,846,901)	(7,342,709)	(1,133,519)

Loss per share for ordinary shares :
Net loss per ordinary share—basic	(1.89)	(1.87)	(12.30)	(1.90)	(5.26)	(19.14)	(2.95)
Net loss per ordinary share—diluted	(1.89)	(1.87)	(12.30)	(1.90)	(5.26)	(19.14)	(2.95)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(5.67)	(5.61)	(36.90)	(5.70)	(15.78)	(57.42)	(8.85)
Net loss per ADS—diluted	(5.67)	(5.61)	(36.90)	(5.70)	(15.78)	(57.42)	(8.85)

Weighted average number of ordinary shares :
Class A ordinary shares
Basic	238,411,887	217,406,863	64,640,123	64,640,123	266,696,495	182,319,107	182,319,107
Diluted	238,411,887	217,406,863	64,640,123	64,640,123	266,696,495	182,319,107	182,319,107

Class B ordinary shares
Basic	118,570,933	176,259,169	349,136,105	349,136,105	84,713,813	201,373,547	201,373,547
Diluted	356,982,820	393,666,032	413,776,228	413,776,228	351,410,308	383,692,654	383,692,654

Note 1: Includes share-based compensation expenses as follows:
Product developments	16,565	51,813	1,207,853	186,460	59,884	1,299,625	200,628
Product sourcing	1,761	2,871	145,821	22,511	2,958	151,864	23,444
Sales and marketing	4,127	11,364	283,567	43,775	12,565	310,604	47,949
General and administrative	42,775	47,378	2,865,229	442,316	190,963	3,020,480	466,281
Total share-based compensation expenses	65,228	113,426	4,502,470	695,062	266,370	4,782,573	738,302

* Starting from January 2015, we present our revenues by primary business lines of flight and flight related, accommodation reservation, display advertising services and other services. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net loss	(675,462)	(737,598)	(5,092,781)	(786,190)	(1,846,901)	(7,349,331)	(1,134,541)
Add:
Share-based compensation expenses	65,228	113,426	4,502,470	695,062	266,370	4,782,573	738,302
Impairment loss of the long-term investments	—	—	39,425	6,086	—	39,425	6,086
Non-cash expenses relating to free user traffic contributed by Baidu	—	—	—	—	3,304	—	—
Online marketing expense for Baidu Zhixin Cooperation	249,820	—	—	—	699,983	37,178	5,739
Fair Value change in warrant liability	—	—	—	—	—	397,987	61,439
Contract termination loss provision	64,485		—		64,485	—	—
Adjusted net loss (non-GAAP)(*)	(295,929)	(624,172)	(550,886)	(85,042)	(812,759)	(2,092,168)	(322,975)
Add:
Income tax expense	7,780	4,165	11,547	1,783	17,560	22,784	3,517
Depreciation and amortization	19,395	28,831	29,378	4,535	52,048	112,061	17,299
Interest expense	—	53,845	66,473	10,262	—	138,626	21,400
Adjusted EBITDA (non-GAAP) (**)	(268,754)	(537,331)	(443,488)	(68,462)	(743,151)	(1,818,697)	(280,759)

Operating loss	(666,627)	(661,051)	(4,955,805)	(765,045)	(1,844,804)	(6,723,220)	(1,037,886)
Add:
Share-based compensation expenses	65,228	113,426	4,502,470	695,062	266,370	4,782,573	738,302
Non-cash expenses relating to free user traffic contributed by Baidu	—	—	—	—	3,304	—	—
Online marketing expense for Baidu Zhixin Cooperation	249,820	—	—	—	699,983	37,178	5,739
Contract termination loss provision	64,485	—	—	—	64,485	—	—
Adjusted operating loss(non-GAAP)(***)	(287,094)	(547,625)	(453,335)	(69,983)	(810,662)	(1,903,469)	(293,845)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses,impairment loss of the long-term investments, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation, fair value change in warrant liability and contract termination loss provision.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expenses,impairment loss of the long-term investments, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation, fair value change in warrant liability and contract termination loss provision.

*** Adjusted operating loss(non-GAAP), defined as operating loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.